UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
 THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

_	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-3619

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PFIZER SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PFIZER INC.
235 EAST 42ND STREET
 NEW YORK, NEW YORK 10017

PFIZER SAVINGS PLAN

*Note:
Other schedules required by 29 CFR 2520.103‑10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Savings Plan Committee
 Pfizer Savings Plan:
We have audited the accompanying statements of net assets available for plan benefits of the Pfizer Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016 and Schedule H, Line 4j – Schedule of Reportable Transactions for the Year Ended December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016 and Schedule H, Line 4j – Schedule of Reportable Transactions for the Year Ended December 31, 2016 is fairly stated in all material respects in relation to the 2016 financial statements as a whole.

/s/ KPMG LLP

Memphis, Tennessee
 June 23, 2017

PFIZER SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
As of December 31, 2016 and 2015

	December 31,
(thousands of dollars)	2016	2015

Assets
Investments, at fair value
Pfizer Inc. common stock	$1,786,627	$1,867,757
Pfizer Inc. preferred stock	47,662	51,514
Common/collective trust funds	6,616,672	6,529,379
Mutual funds	1,383,443	813,601
Self-directed brokerage account	174,756	162,168
Total investments, at fair value	10,009,160	9,424,419

Investments, at contract value
T. Rowe Price Stable Value Fund(a)	1,419,470	1,355,095
Total investments	11,428,630	10,779,514

Receivables
Participant contributions	8,520	8,260
Company contributions	76,081	66,270
Notes receivable from participants	78,420	81,280
Securities sold	779	4,909
Interest and other	4,775	285
Total receivables	168,575	161,004

Total assets	11,597,205	10,940,518

Liabilities
Payable for securities purchased	2,885	-
Investment management fees payable	414	304
Total liabilities	3,299	304
Net assets available for plan benefits	$11,593,906	$10,940,214

(a)
Amount for 2015 reflects the retrospective adoption on January 1, 2016 of ASU 2015-12. For additional information, see Note 2, Summary of Significant Accounting Policies: Adoption of New Accounting Standards.

See accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the Years Ended December 31, 2016 and 2015

	Year Ended December 31,
(thousands of dollars)	2016	2015

Additions/(reductions) to net assets attributed to
Investment income
Net appreciation in investments	$741,716	$12,154
Pfizer Inc. common stock dividends	67,863	66,147
Pfizer Inc. preferred stock dividends	1,517	1,659
Interest income	40,445	37,341
Dividend income from other investments	11,662	12,597
Total investment income	863,203	129,898
Interest income from notes receivable from participants	3,372	3,366
Less: Investment management, redemption and loan fees	(1,815)	(1,153)
Net investment and interest income	864,760	132,111

Contributions
Participant	363,922	338,644
Company	191,751	176,091
Rollovers into the Plan	95,355	251,009
Total contributions	651,028	765,744

Total additions	1,515,788	897,855

Deductions from net assets attributed to
Benefits paid to participants	814,467	923,208
Rollovers out of the Plan	47,629	125,506
Total deductions	862,096	1,048,714

Net increase/(decrease)	653,692	(150,859)

Net assets available for plan benefits
Beginning of year	10,940,214	11,091,073
End of year	$11,593,906	$10,940,214

See accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN
Notes to Financial Statements

1.	Description of the Plan

The following description of the Pfizer Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan. Participation in the Plan is open to any employee of Pfizer Inc. (the Company or Plan Sponsor) or an affiliate which has, with the consent of the Plan Sponsor, adopted the Plan and who is included within a group or class designated by the Plan Sponsor as set forth in the Plan document. The Plan excludes any employees covered by another Company-sponsored defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Internal Revenue Code of 1986, as amended (the Code).

Plan Administration

The Plan is administered by the Savings Plan Committee of the Plan Sponsor (the Plan Administrator), a named fiduciary of the Plan. The Plan Administrator monitors and reports on (i) the selection and termination of the trustee, custodian, investment managers, and other service providers to the Plan, and (ii) the investment activity and performance of the Plan, with the exclusion of the Company stock funds which are reviewed by an independent fiduciary appointed by the Savings Plan Committee.

Administrative Costs

In general, through December 31, 2016, costs and expenses of administering the Plan were paid and absorbed by the Plan or the Plan Sponsor (see Note 11, Subsequent Events, for additional information). The Plan’s administrative expenses may be paid for through offsets and/or payments associated with one or more of the Plan’s investment options. Investment management or related fees associated with certain investment fund options, fees associated with loans and in‑service withdrawals (for active participants), and check fees are paid by participants.

Contributions

Participants may contribute up to 30% of their eligible compensation on a before-tax basis, an after-tax basis or a combination of both. For all participants, contributions of up to 3% of eligible compensation are matched 100% by the Company and the next 3% are matched 50% by the Company. Participant contributions in excess of 6% are not matched.

Company matching contributions are deposited into the Plan each quarter, rather than on each pay date. In addition, generally participants must be actively employed on the last day of the quarter to receive the match; however, if the participant separates from the Company prior to the last day of the quarter due to retirement (defined as age 55 with 10 years of service or age 65), death, or disability, such participant will receive the matching contribution. In January 2016, the Company funded the fourth quarter 2015 Company matching contributions in the amount of approximately $24.8 million. In January 2017, the Company funded the fourth quarter 2016 Company matching contributions in the amount of approximately $24.5 million. These contributions are reported in the Company contributions receivable in the accompanying statements of net assets available for plan benefits.

Effective January 1, 2015, Company matching contributions are invested according to each participant’s investment election for his or her contributions. Prior to January 1, 2015, Company matching contributions were directed to the Pfizer Stock Match Fund, in which participants can diversify 100% of their investments into any of the other available investment funds at any time. This change did not affect any existing holdings in the Pfizer Stock Match Fund, only future investment direction. Pfizer Inc. common stock will continue to be offered as an investment option in the Pfizer Stock Fund, but the Company no longer directs its matching contributions to the Pfizer Stock Match Fund.

Under the Code, salary deferral contributions, total annual contributions and the amount of compensation that may be included for Plan purposes are subject to annual limitations; any excess contributions are refunded to participants in the following year, if applicable.

The Plan includes a Roth 401(k) contribution option, which allows participants to contribute after-tax dollars into a Roth 401(k) account within the Plan and allows for tax-free earnings on those contributions. If subsequent distributions are considered “qualified Roth distributions” under the Code, such distributions are not subject to taxes. If a participant has contributions in the Plan that are immediately distributable as money that would be eligible to be rolled over to an individual retirement account, the participant may elect to convert those assets to after-tax Roth 401(k) contributions through the Roth 401(k) In-Plan Conversion feature. A participant’s age and date of the first Roth 401(k) contribution will determine which contributions are eligible to satisfy these requirements.

The Plan includes a retirement savings contribution (RSC) for employees hired, rehired or transferred from certain positions on or after January 1, 2011, who are not eligible for the Pfizer Consolidated Pension Plan, a Company- sponsored defined benefit plan. On May 8, 2012, the Company announced to employees that as of January 1, 2018, the Company will freeze its non-union U.S. and Puerto Rico defined benefit plans and provide the RSC for those eligible colleagues in the Plan. The RSC provides an additional annual employer-provided contribution based on age and years of service. In February 2016, the Company funded the RSC for Plan year 2015 in the amount of approximately $41.4 million. In February 2017, the Company funded the RSC for Plan year 2016 in the amount of approximately $51.6 million. These contributions are reported in the Company contributions receivable in the accompanying statements of net assets available for plan benefits.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's contributions and an allocation of Plan earnings/(losses). Allocations are based on participants’ account balances, as defined in the Plan.

Vesting

Participants are immediately 100% vested in their contributions and all Company contributions with the exception of the RSC. For the RSC, participants are 100% vested after three years of credited service.

Forfeited Amounts

Forfeited balances of terminated participants’ nonvested accounts are generally used to reduce future Company contributions. At December 31, 2016 and 2015, the forfeited amounts available to reduce future Company contributions totaled approximately $0.4 million and $2.2 million, respectively. In 2016 and 2015, forfeited amounts reduced Company contributions by approximately $3.6 million and $3.9 million, respectively.

Rollovers into the Plan

Participants may elect to roll over one or more account balances from Company-sponsored or other qualified plans into the Plan.

Investment Options

Nonparticipant-Directed Funds –

Pfizer Stock Match Fund	–
This fund holds investments in the common stock of Pfizer Inc. Prior to January 1, 2015, Company matching contributions were directed to this fund. See Note 1, Description of the Plan: Contributions, for additional information.

All participants can diversify 100% of their investments in the Pfizer Stock Match Fund into any of the other available investment funds at any time.

The fund targets a cash position of 0.25% of the fund balance for purposes of liquidity. The cash position may vary day to day.

Pfizer Frozen Stock Fund	–
This fund holds investments in the common stock of Pfizer Inc.

All participants can diversify 100% of their investments in the Pfizer Frozen Stock Fund into any of the other available investment funds at any time.

The fund targets a cash position of 0.25% of the fund balance for purposes of liquidity. The cash position may vary day to day.

Pfizer Preferred Stock Fund	–
This fund holds investments in the preferred stock of Pfizer Inc., which were allocated to participants in the Pharmacia Savings Plan before the merger of that plan into the Plan on January 1, 2008. Dividends paid to a participant’s Pfizer Preferred Stock Fund account are substituted for an allocation of Pfizer Inc. common stock.

Participant-Directed Funds – Each participant in the Plan elects to have his or her contributions invested in any one or a combination of investment funds in the Plan. Transfers between funds must be made in whole percentages or dollar amounts. Based on the investment option, certain short-term redemption fees or restrictions may apply. Contributions may subsequently be invested into a self-directed brokerage account. Any contributions for which the participant does not provide investment direction are invested in the participant’s Qualified Default Investment Alternative (QDIA), which is the Vanguard Target Retirement Fund based on the participant’s year of birth.

The Plan's trust agreement provides that any portion of any of the investment funds may, pending its permanent investment or distribution, be invested in short-term investments.

Effective January 1, 2015, State Street Global Advisors was hired as both the Section 3(21) independent fiduciary and Section 3(38) investment manager, as defined by ERISA, to oversee the common and preferred Company stock funds.

Eligibility

Generally, all U.S.-based employees of the Company are eligible to enroll in the Plan on their date of hire, except for certain employees who (i) are covered by a collective bargaining agreement and have not negotiated to participate in the Plan, (ii) are employed by a unit not designated for participation in the Plan or (iii) are otherwise eligible for another Company-sponsored savings plan.

Newly eligible participants who do not affirmatively enroll in the Plan within 31 days of hire or transfer into eligible employment are automatically enrolled at a 6% before-tax contribution rate. Contributions are invested in the Plan’s QDIA fund based on the participant’s year of birth.

Notes Receivable from Participants

Participants may borrow from their account balances with the interest rate set at 1% above the prime rate. The minimum loan is $1,000 and the maximum loan is the lesser of (i) 50% of the vested account balance reduced by any current outstanding loan balance, or (ii) $50,000, reduced by the current outstanding loan balance. Loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid within 15 years. The repayment period for primary residence loans converted into the Plan from the Pharmacia Savings Plan is six to 10 years. Interest rates on outstanding loans ranged from 4.25% to 10.50% at December 31, 2016 and 2015.

Interest paid by the participant is credited to the participant's account. Interest income from notes receivable from participants is recorded by the trustee as earned in the investment funds in the same proportion as the original loan issuance. Repayments may not necessarily be made to the same fund from which the amounts were borrowed. Repayments are credited to the applicable funds based on the participant’s investment elections at the time of repayment.

In the event of termination, participants will have 90 days to repay the outstanding loan balance before it is considered a distribution and subject to ordinary income tax in the year it is considered distributed. In addition, a 10% excise tax will generally apply if the participant is younger than age 59½ at the time the distribution occurs.

Payment of Benefits

Upon separation from service, retirement or total and permanent long-term disability, a participant whose account balance is greater than $1,000 is entitled to receive the full value of their account balance or defer payment to a later date, subject to receiving minimum required distributions starting at age 70½. A participant whose account balance is $1,000 or less will receive his or her account balance upon termination. In the event of a participant's death, a spouse beneficiary generally may elect a lump sum payment or defer payment until a later date, but not beyond the year in which the participant would have reached age 70½. A non-spouse beneficiary generally may defer payment until December 31st of the year following the date of the participant's death.

In-Service Withdrawals

Participants in the Plan may make in-service or hardship withdrawals from their account balances, subject to the provisions of the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the accompanying statements of net assets available for plan benefits present the contract value of the fully benefit-responsive investment contracts, and the statements of changes in net assets available for plan benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Common stock and self-directed brokerage accounts are valued at the closing market price on the last business day of the year. Mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. Common/collective trust funds (CCTs) are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value on the last business day of the year. The Plan generally has the ability to redeem its investments at the net asset value (NAV) at the valuation date. There are no significant restrictions, redemption terms, or holding periods that would limit the ability of the Plan or the participants to transact at the NAV. The T. Rowe Price Stable Value fund represents direct investments in Guaranteed Investment Contracts (GICs), Synthetic Investment Contracts (SICs), and Separate Account Contracts (SACs) that are fully benefit-responsive and reported at contract value as contract value is the relevant measurement. See Note 4, Investment Contracts, for additional information.

The per-share stated value of the Pfizer Inc. preferred stock is $40,300 and each share is convertible, at the holder’s option, into 2,574.87 shares of Pfizer Inc. common stock. The Pfizer Inc. preferred stock may also be redeemed by Pfizer Inc. at any time or upon termination of the employee stock ownership plan trust in which it is held, at Pfizer Inc.’s option, in cash, in shares of common stock, or a combination of both at a price of $40,300 per share. Pfizer Inc. preferred stock share balances maintained by the Plan’s trustee and recordkeeper are on a basis equal to a multiple of 1,000 of the share balance and one-thousandth of the $40,300 stated value and are valued using either the higher of the per-share equivalent stated value of $40.30 ($40,300 stated value divided by 1,000) or the quoted market price on the New York Stock Exchange of Pfizer Inc. common stock multiplied by 2.57487 on the last business day of the Plan year. At December 31, 2016 and 2015, Pfizer Inc. preferred stock was valued at $83.63 per share and $83.12 per share, respectively, based on the closing Pfizer Inc. common stock price of $32.48 per share and $32.28 per share on December 31, 2016 and 2015, respectively.

See Note 6, Fair Value Measurements, for additional information regarding the fair value of the Plan’s investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. The net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses on the sales of investments and the net unrealized appreciation (depreciation) of investments.

Notes Receivable from Participants

Notes receivable from participants, which are subject to various interest rates, are recorded at amortized cost.

Payment of Benefits

Benefits are recorded when paid.

Recently Issued Accounting Standards

In February 2017, the Financial Accounting Standards Board (FASB) issued new guidance on the presentation and disclosure requirements for employee benefit plans that hold interests in master trusts in the scope of Accounting Standards Codification (ASC) No 960, Plan Accounting – Defined Benefit Pension Plans, ASC 962, Plan Accounting – Defined Contribution Pension Plans, and ASC 965, Plan Accounting – Health and Welfare Benefit Plans. The new guidance requires a plan’s interests in master trust balances and activities be presented in separate line items in the statement of net assets available for plan benefits and in the statement of changes in net assets available for plan benefits. The new guidance also requires certain disclosures regarding the master trust’s investments and other assets and liabilities. The effective date is January 1, 2019 and earlier application is permitted. The Plan currently does not have any interests in master trusts that are within the scope of the new guidance.

Recently Adopted Accounting Standards

The Plan adopted Accounting Standards Update (ASU) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) as of January 1, 2016, whereby certain investments measured at fair value using the NAV per share (or its equivalent) practical expedient are no longer required to be classified as Level 1, 2 or 3 in the fair value hierarchy table. The adoption of this guidance, which required retrospective application, did not have an impact on the Plan’s 2016 and 2015 financial statements as it was determined that all of the Plan’s investments as of December 31, 2016 and 2015 had a readily determinable fair value in accordance with ASU No. 2015-10, Technical Corrections and Improvements. ASU No. 2015-10, also adopted as of January 1, 2016, clarifies that the definition of readily determinable fair value for equity securities in ASC 320, Investments – Debt and Equity Securities, may also be applied to investments other than investments in a mutual fund.

The Plan adopted ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient as of January 1, 2016. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and to provide certain disclosures. Contract value is now the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies disclosures of the level of disaggregation of investments that are measured using fair value. The Plan continues to disaggregate investments that are measured using fair value by general type; however, the Plan is no longer required to disaggregate investments by nature, characteristics and risks for disclosure purposes. Further, disclosure of information about fair value measurements is provided by general type of plan asset. The Plan adopted Parts I and II of ASU No. 2015-12 for the December 31, 2016 financial statements and applied it retrospectively to the December 31, 2015 financial statements. Part III is not applicable to the Plan. See Note 4, Investment Contracts, for additional information.

3.	Tax Status

The Internal Revenue Service (IRS) has determined and informed the Plan Sponsor by letter dated October 22, 2013 that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Company’s counsel believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision has been made for U.S. federal income taxes in the accompanying financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company’s counsel has confirmed that there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is generally no longer subject to income tax examinations for years prior to 2013.

4.	Investment Contracts

Participants in the Plan have a stable value investment option that invests in the T. Rowe Price Stable Value Fund composed of fully benefit-responsive SICs, and SACs held directly. The contract value of the investment contracts represents contributions made under the contract and related earnings offset by participant withdrawals. There are no reserves against contract value for credit risk of the contract issuers or otherwise.

The following represents the disaggregation of contract value between types of investment contracts held by the Plan:

	December 31,
(thousands of dollars)	2016	2015

Synthetic investment contracts	$1,159,438	$1,106,752
Separate account contracts	260,032	248,343
Total	$1,419,470	$1,355,095

Investments underlying a synthetic structure are owned by a benefit plan or collective trust fund. SICs consist of a portfolio of underlying assets (which may include units of fixed income commingled or common trust funds) owned by a benefit plan or collective trust fund and a wrap contract issued by a financially responsible third party, typically an insurance company, bank or other financial services institution. The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals from a stable value fund. SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

SACs share certain attributes of both traditional and synthetic investment contracts. A SAC is a contract with a financially responsible counterparty, typically an insurance company. The issuer guarantees liquidity at contract value for permitted participant-initiated withdrawals from the collective trust fund and provides for a variable crediting rate, not less than zero, based on performance of an underlying portfolio of investments. The issuer accepts a deposit of cash and/or securities from the collective trust fund to create the underlying fixed income portfolio. The underlying portfolio holdings are owned by the issuer but are required to be segregated in a separate account and are designed to be protected from the claims of the issuer’s general creditors in the event of issuer insolvency. As with a SIC, to the extent the portfolio underlying a SAC is insufficient to cover payment obligations under the contract, the issuer is contractually obligated to make such payments in full. The SAC provides that gains and losses on the underlying portfolio accrue to the benefit of the trust. SACs have no stated maturity but may be discontinued by either party subject to any notice period under the terms of the SAC.

The crediting rate is based, in part, on the relationship between the contract value and the market value of the underlying assets, as well as previously realized gains and losses on underlying assets. The crediting rate will generally reflect, over time, movements in prevailing interest rates. However, at times the crediting rate may be more or less than prevailing rates or the actual income earned on the underlying assets. In most cases, realized and unrealized gains and losses on the underlying investments are not reflected immediately in the net assets of a stable value fund, but rather are amortized either over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

The existence of certain conditions can limit a benefit plan's or collective trust fund’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of a benefit plan or collective trust which causes a withdrawal from an investment contract may result in a contract value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the plan or collective trust fund, tax disqualification, certain plan or trust amendments if issuer consent is not obtained, improper communications to participants, group terminations, group layoffs, early retirement programs, mergers, sales, spin-offs and bankruptcy. The Plan Sponsor does not believe the occurrence of any such event is probable.

In addition to the limitations noted above, issuers of investment contracts have certain rights to terminate a contract and settle at an amount that differs from contract value. For example, certain breaches by a benefit plan or the investment manager of their obligations, representations or warranties under the terms of an investment contract can result in its termination at market value, which may differ from contract value. Investment contracts may also provide for termination with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law. SICs and SACs may also provide issuers with the right to reduce contract value in the event an underlying security suffers a credit event or terminate the contract in the event certain investment guidelines are materially breached and not cured.

5.	Nonparticipant-Directed Investments

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments in the Pfizer Stock Match Fund, the Pfizer Frozen Stock Fund, and the Pfizer Preferred Stock Fund is as follows:

	As of December 31,
(thousands of dollars)	2016	2015

Net assets
Investments, at fair value
Pfizer Inc. common stock	$1,225,590	$1,310,624
Pfizer Inc. preferred stock	47,662	51,512
Common/collective trust funds	8,497	7,329
Total investments, at fair value	1,281,749	1,369,465
Receivables
Company contributions	-	24,847
Securities sold	779	2,101
Total receivables	779	26,948

Net assets available for plan benefits	$1,282,528	$1,396,413

	Year Ended December 31,
(thousands of dollars)	2016	2015

Changes in net assets
Investment income
Net appreciation in investments	$9,969	$58,424
Pfizer Inc. common stock dividends	47,000	47,624
Pfizer Inc. preferred stock dividends	1,517	1,659
Interest and dividend income from other investments	35	11
Total investment income	58,521	107,718
Less: Investment management, redemption and loan fees	(51)	(66)
Net investment and interest income	58,470	107,652

Contributions, benefits paid and transfers
Company contributions	-	24,749
Benefits paid to participants	(88,123)	(122,861)
Transfers to participant-directed investments	(84,232)	(82,950)
Total contributions, benefits paid and transfers	(172,355)	(181,062)

Net decrease	(113,885)	(73,410)

Net assets available for plan benefits
Beginning of year	1,396,413	1,469,823
End of year	$1,282,528	$1,396,413

6.	Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There are three levels of inputs to fair value measurements - Level 1 meaning the use of quoted prices for identical instruments in active markets; Level 2 meaning the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3 meaning the use of unobservable inputs.

See Note 2, Summary of Significant Accounting Policies: Investment Valuation and Income Recognition, for information regarding the methods used to determine the fair value of the Plan’s investments. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2016 and 2015:

(thousands of dollars)	Investments at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total

Pfizer Inc. common stock	$1,786,627	$-	$-	$1,786,627
Pfizer Inc. preferred stock	-	47,662	-	47,662
Common/collective trust funds		6,616,672		6,616,672
Mutual funds	1,383,443	-	-	1,383,443
Self-directed brokerage account	174,756	-	-	174,756

Total investments at fair value	$3,344,826	$6,664,334	$-	$10,009,160

(thousands of dollars)	Investments at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total

Pfizer Inc. common stock	$1,867,757	$-	$-	$1,867,757
Pfizer Inc. preferred stock	-	51,514	-	51,514
Common/collective trust funds		6,529,379		6,529,379
Mutual funds	813,601	-	-	813,601
Self-directed brokerage account	162,168	-	-	162,168

Total investments at fair value	$2,843,526	$6,580,893	$-	$9,424,419

7.	Related Party Transactions and Party-In-Interest Transactions

Northern Trust, the trustee of the Plan, manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. Fidelity, the recordkeeper of the Plan, manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. The Plan also invests in shares of the Plan Sponsor; therefore, these transactions qualify as party-in-interest transactions.

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.

9.	Risks and Uncertainties

Investment securities, including Pfizer Inc. common and preferred stock, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

10.	Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants are recorded as benefits paid on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31st but not yet paid as of that date. Deemed distributions, representing withdrawing participants with outstanding loan balances for which no post-default payment activity has occurred, are not reported on Form 5500 in net assets available for plan benefits. Also, investments in the T. Rowe Price Stable Value Fund representing fully benefit-responsive investment contracts are reported on Form 5500 at fair value, whereas the net assets available for plan benefits in the financial statements report such investments at contract value.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
(thousands of dollars)	2016	2015

Net assets available for plan benefits per the financial statements	$11,593,906	$10,940,214
Adjustment of T. Rowe Price Stable Value Fund from contract value to fair value	1,254	11,836
Amounts allocated to withdrawing participants	(2,387)	(1,808)
Deemed distributions	(1,820)	(1,806)
Net assets available for plan benefits per Form 5500	$11,590,953	$10,948,436

The following is a reconciliation of benefits paid, including rollovers, to participants per the financial statements to the Form 5500:

	Year Ended December 31,
(thousands of dollars)	2016	2015

Benefits paid to participants, including rollovers, per the financial statements	$862,096	$1,048,714
Amounts allocated to withdrawing participants and deemed distributions at end of year	4,207	3,614
Amounts allocated to withdrawing participants and deemed distributions at beginning of year	(3,614)	(4,301)
Benefits paid to participants, including rollovers, per Form 5500	$862,689	$1,048,027

The following is a reconciliation of net appreciation/(depreciation) in investments per the financial statements to the Form 5500:

	Year Ended December 31,
(thousands of dollars)	2016	2015

Net appreciation in investments per the financial statements	$741,716	$12,154
Adjustment of T. Rowe Price Stable Value Fund from contract value to fair value at end of year	1,254	11,836
Adjustment of T. Rowe Price Stable Value Fund from contract value to fair value at beginning of year	(11,836)	(35,074)
Net appreciation/(depreciation) in investments per Form 5500	$731,134	$(11,084)

11.	Subsequent Events

Beginning in 2017, the Plan Sponsor changed the way certain plan costs, which include general plan administrative fees and expenses, such as recordkeeping, trustee and investment reporting fees, are paid in the Plan. The general plan administrative fees and expenses will be deducted directly from each participant’s account and will no longer be included as part of the investment option fee structure. The quarterly fee deductions will take place on the first business day following the end of each quarter (or will be deducted from any full account distributions occurring during a quarter).

The Plan Sponsor has evaluated subsequent events from the statement of net assets available for plan benefits date through June 23, 2017, the date at which the financial statements were available to be issued, and determined there were no additional items to disclose.

PFIZER SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2016
(thousands of dollars)

			Rate		Number of
Identity of Issuer, Borrower, Lessor,		Description of	of	Maturity	Shares or		Current
or Similar Party		Investment	Interest	Date	Units	Cost	Value

*	Pfizer Inc. Common Stock	Common stock			55,007,007	$1,247,233	$1,786,627

*	Pfizer Inc. Preferred Stock	Preferred stock			569,911	22,978	47,662

*	NTGI – S&P 500 Index Fund	Collective trust fund			213,968	942,426	1,607,921
*	NTGI – Russell 2000 Small Cap Index Fund	Collective trust fund			156,991	210,647	294,521
*	NTGI Collective Government Short-Term
	Investment Fund	Collective trust fund			116,977,116	116,977	116,977
	BlackRock MidCap Equity Index Fund	Collective trust fund			6,765,857	457,518	514,473
	BlackRock International Equity Index Fund	Collective trust fund			2,483,751	26,706	27,068
*	Fidelity Large Cap Growth Fund	Collective trust fund			73,853,230	927,653	1,019,913
	Oppenheimer Developing Markets Fund	Collective trust fund			3,102,141	148,789	127,033
	Boston Partners Large Cap Value Fund	Collective trust fund			22,575,446	341,577	420,411
	Vanguard Target Retirement Income Trust Select	Collective trust fund			8,846,370	227,302	276,007
	Vanguard Target Retirement 2015 Trust Select	Collective trust fund			2,274,866	61,894	70,703
	Vanguard Target Retirement 2020 Trust Select	Collective trust fund			16,834,206	394,663	523,544
	Vanguard Target Retirement 2025 Trust Select	Collective trust fund			8,446,764	231,857	262,441
	Vanguard Target Retirement 2030 Trust Select	Collective trust fund			19,262,048	438,839	596,931
	Vanguard Target Retirement 2035 Trust Select	Collective trust fund			6,970,723	188,699	215,535
	Vanguard Target Retirement 2040 Trust Select	Collective trust fund			11,969,123	270,667	368,769
	Vanguard Target Retirement 2045 Trust Select	Collective trust fund			3,288,151	89,546	101,440
	Vanguard Target Retirement 2050 Trust Select	Collective trust fund			1,494,377	40,884	46,072
	Vanguard Target Retirement 2055 Trust Select	Collective trust fund			849,153	23,556	26,162
	Vanguard Target Retirement 2060 Trust Select	Collective trust fund			24,363	740	751
	Total common/collective trust funds					5,140,940	6,616,672

	T. Rowe Price Small Cap Stock Fund	Mutual fund			16,422,131	332,805	359,480
	Dodge & Cox International Fund	Mutual fund			12,963,217	439,643	493,899
	Diversified Bond Fund – Core	Mutual fund			41,542,432	437,891	422,071
	Diversified Bond Fund – High Yield	Mutual fund			12,079,791	107,163	107,993
	Total mutual funds					1,317,502	1,383,443

*	Self-Directed Brokerage Account	Self-directed brokerage account					174,756

PFIZER SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2016
(thousands of dollars)

			Rate		Number of
Identity of Issuer, Borrower, Lessor,		Description of	of	Maturity	Shares or		Current
or Similar Party		Investment	Interest	Date	Units	Cost	Value

	T. Rowe Price Stable Value Fund –
***	American General Life Insurance Company Contract #GA-IM-266-1658155	Synthetic investment contract	2.46%	**	202,668,855	$202,669	$202,669
***	Royal Bank of Canada Contract #TRPPFIZER01	Synthetic investment contract	2.34%	**	147,845,366	147,845	147,845
***	State Street Bank and Trust Company Contract #96028	Synthetic investment contract	2.45%	**	313,730,098	313,730	313,730
***	The Bank of Tokyo-Mitsubishi UFJ, LTD Contract #TRO-Pfizer14-1	Synthetic investment contract	2.29%	**	239,777,230	239,777	239,777
***	The Prudential Insurance Company of America Contract #GA-63191	Synthetic investment contract	2.44%	**	255,417,342	255,417	255,417
***	Metropolitan Life Insurance Company Contract #32392	Separate account contract	2.54%	**	260,031,467	260,032	260,032
Total T. Rowe Price Stable Value Fund						1,419,470	1,419,470

Total investments							11,428,630

*	Notes receivable from participants	Interest Rates: 4.25% - 10.50%					78,420
		Maturity Dates: 2017 - 2031

	Total						$11,507,050

	* Party-in-interest as defined by ERISA
	** Open-ended maturity
	*** Current value represents contract value

See accompanying report of independent registered public accounting firm.

PFIZER SAVINGS PLAN
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
Year ended December 31, 2016
(thousands of dollars)

					Current value
					of asset on
Identity of	Description	Purchase	Selling	Cost	transaction	Net gain/
party involved	of asset	price	price	of asset	date	(loss)

NTGI Collective Government Short-Term Investment Fund*	Collective trust fund shares – 120 acquisitions	$125,917	$-	$125,917	$125,917	$-

NTGI Collective Government Short-Term Investment Fund*	Collective trust fund shares – 380 dispositions	-	124,752	124,752	124,752	-

* Party-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
PFIZER SAVINGS PLAN

By: /s/ Brian McMahon

Brian McMahon
Member, Savings Plan Committee
Date: June 23, 2017